UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013.

Commission File Number 001-36027

MIX TELEMATICS LIMITED

(Translation of registrant’s name into English)

Howick Close, Waterfall Park, Midrand, South Africa 1686

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains a copy of MiX Telematics Limited’s press release announcing second quarter and first half of fiscal year 2014 results.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Mix Telematics press release dated November 7, 2013—Mix Telematics Announces Financial Results for Second Quarter and First Half of Fiscal Year 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2013	MIX TELEMATICS LIMITED

	By:	/s/ Stefan Joselowitz
	Name:	Stefan Joselowitz
	Title:	Director and Chief Executive Officer